Exhibit 11

North Fork Bancorporation, Inc.

COMPUTATION OF NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE
June 30, 2004
(unaudited)

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2004	2003	2004	2003
Net Income	$108,999,359	$96,112,378	$211,517,959	$199,651,559
Common and Common Equivalent Shares:
Weighted Average Common Shares Outstanding	157,989,243	152,911,128	153,155,986	153,417,362
Weighted Average Common Equivalent Shares	2,326,528	1,540,138	2,580,685	1,543,390

Weighted Average Common and Common Equivalent Shares	160,315,771	154,451,266	155,736,671	154,960,752

Net Income per Common Share — Basic	$0.69	$0.63	$1.38	$1.30
Net Income per Common and Common Equivalent Share — Diluted	$0.68	$0.62	$1.36	$1.29

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